Designated Filer: FEINBERG LARRY N
Issuer & Ticket Symbol: Biolase, Inc. [BIOL]
Date of Event Requiring Statement: August 8, 2016

Explanation of Responses:
(1)
This figure represents warrants for 850,797 shares of the issuer’s common stock (“Common Stock”) acquired on August 8, 2016 (“New Warrants”), in addition to other existing warrants for 1,344,186 shares of Common Stock held by the Reporting Person.  Only 50,776 of the New Warrants are currently exercisable due to restrictions on exercise that prevent the holder from exercising the New Warrants to the extent it and its affiliates would beneficially own more than 19.99% of the Common Stock; an additional 800,021 of the New Warrants will become exercisable upon stockholder approval.

(2)
The Series C Participating Convertible Preferred Stock (“Series C Preferred Stock”) is not currently convertible into Common Stock; however, each share of Series C Preferred Stock will automatically convert into 100 shares of Common Stock upon stockholder approval.

(3)
Oracle Partners, L.P. (“Partners”) owns New Warrants for 749,027 shares of Common Stock, plus other warrants for 336,047 shares of Common Stock, plus 32,566 shares of Series C Preferred Stock (to be automatically converted into shares of Common Stock upon stockholder approval) .  Oracle Institutional Partners, L.P. (“Institutional Partners”) owns New Warrants for 101,770 shares of Common Stock, plus other warrants for 470,465 shares of Common Stock, plus 4,425 shares of Series C Preferred Stock (to be automatically converted into shares of Common Stock upon stockholder approval).  In addition, Oracle Ten Fund Master, L.P. (“Ten Fund”) owns existing warrants to purchase 537,674 shares of Common Stock.

Larry N. Feinberg serves as the managing member of Oracle Associates, LLC, the general partner of Partners, Institutional Partners and Ten Fund, and accordingly, may be deemed to be the indirect beneficial owner of the shares beneficially owned by Partners, Institutional Partners and Ten Fund. Mr. Feinberg is the sole shareholder, director and president of Oracle Investment Management, Inc., which serves as investment manager to Ten Fund, and accordingly, may be deemed to be the beneficial owner of the shares beneficially owned by Ten Fund. Mr. Feinberg disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.